

August 26, 2011

<u>Via E-mail</u>
Mingzhuo Tan
Chief Executive Officer
China Growth Corporation
#99 Jianshe Road 3
Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re: China Growth Corporation**
> **Amendment No. 5 to Form 8-K**
> **Filed August 17, 2011**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed August 17, 2011**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
> **September 30, 2010**
> **Filed July 13, 2011**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2011**
> **File Nos. 000-52339**

Dear Mr. Tan:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director